1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated March 12, 2018

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2018

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

Exhibit

Exhibit	Description

99.01	Announcement on 2018/03/12 : Chunghwa Telecom announces its operating results for February 2018
99.02	Announcement on 2018/03/12: February 2018 sales

EXHIBIT 99.01

Chunghwa Telecom announces its operating results for February 2018

Date of events: 2018/03/12

Contents:

1. Date of occurrence of the event: 2018/3/12

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4. Reciprocal shareholding ratios: N/A

5. Chunghwa Telecom consolidated revenue for February 2018 was NT$17.95 billion. Operating costs and expenses were NT$14.17 billion. Operating income was NT$3.77 billion. Pretax income was NT$3.79 billion. Net income attributable to stockholders of the parent company was NT$2.98 billion, and EPS was NT$0.38. In addition, revenue, operating income, pretax income and EPS all fell in the range of our guidance previously announced.

Due to the adoption of IFRS 15 starting from January 1, 2018, Chunghwa Telecom chose the modified retrospective method and disclosed the effect of the adoption on February. The effect is NT$0.11 billion decrease on consolidated revenue, NT$0.08 billion increase on operating costs and expenses, NT$0.19 billion decrease on operating income, NT$0.19 billion decrease on pretax income and NT$0.14 billion decrease on net income attributable to stockholders of the parent company.

Under the basis before IFRS 15 adoption, consolidated revenue for February 2018 was NT$18.06 billion, a 1.6% increase year-over-year. Operating costs and expenses were NT$14.09 billion, a 0.2% decrease year-over-year. Operating income was NT$3.96 billion, a 8.9% increase year-over-year. Pretax income was NT$3.98 billion, a 7.5% increase year-over-year. Net income attributable to stockholders of the parent company was NT$3.12 billion, merely a 3.8% increase year-over-year due to the increase in the corporate income tax rate starting from January 1, 2018 , and EPS was NT$0.4.

Under the basis before IFRS 15 adoption, mobile communications business revenue in February increased year-over-year mainly due to the increase of handset sales revenue and value-added service revenue driven by the growth of 4G and mobile internet subscriber base. However, mobile service revenue decreased year-over-year due to the continued decline in mobile voice revenue.

In February, internet revenue under the basis before IFRS 15 adoption slightly decreased year-over-year. Broadband access revenue decreased as well. MOD revenue continued to increase due to subscription growth while local revenue decreased because of mobile and VoIP substitution. ICT project revenue remained flat.

Under the basis before IFRS 15 adoption, operating costs and expenses in February slightly decreased by 0.2% year-over-year.

8.Countermeasures: None

9.Any other matters that need to be specified: None

EXHIBIT 99.02

Chunghwa Telecom

March 12, 2018

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of February 2018.

1) Sales volume (NT$ Thousand)

Period	Items	2018	2017	Changes	%
Feb.	Net sales	17,948,284	17,769,274	(+)179,010	(+)1.01%
Jan.-Feb.	Net sales	36,144,834	36,496,333	(-)351,499	(-)0.96%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	650,000	2,950,071

4) Financial derivative transactions accumulated from January to the reporting month

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	162,127
	Fair Value	95
	The amount of unrealized gain(loss) recognized this year	189

Settled Position	Total amount of contract	76,243
	The amount of realized gain(loss) recognized this year	408

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	83,737
	Fair Value	-123
	The amount of unrealized gain(loss) recognized this year	727

Settled Position	Total amount of contract	260,989
	The amount of realized gain(loss) recognized this year	-188

b Trading purpose : None